SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No:  )

Landsea Homes Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509P103

(CUSIP Number)

December 10, 2024

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Jian Jun Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,225,578
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,225,578

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,578(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.89%(2)
12	TYPE OF REPORTING PERSON* IN

(1)

consisting of 3,225,578 shares of Common Stock of the Issuer sold by East West Bank to Brother Pearl Limited on December 10, 2024 pursuant to the Stock Purchase Agreement dated October 30, 2024. Mr. Jian Jun Yu may be deemed to have beneficial ownership of the Shares, since Brother Pearl Limited is 100% directly owned by Mr. Jian Jun.

(2)	The percentage is based upon 36,282,883 shares of Common Stock of the Issuer issued and outstanding as of September 30, 2024.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Brother Pearl Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,225,578
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,225,578

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,578(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.89%(2)
12	TYPE OF REPORTING PERSON* CO

(1)	Consisting of 3,225,578 shares of Common Stock of the Issuer sold by East West Bank to Brother Pearl Limited on December 10, 2024 pursuant to the Stock Purchase Agreement dated October 30, 2024.
(2)	The percentage is based upon 36,282,883 shares of Common Stock of the Issuer issued and outstanding as of September 30, 2024.

Explanatory Note

On October 30, 2024, Brother Pearl Limited entered into a Stock Purchase Agreement with East West Bank (the “SPA”), pursuant to which East West Bank agreed to sell to Brother Pearl Limited an aggregate of 3,225,578 shares of common stock, $0.0001 par value per share of the Issuer (the “Shares”) for an aggregate purchase price of $33,333,445.61. The purchase and sale of the Shares closed on December 10, 2024.

Mr. Jian Jun Yu may be deemed to have beneficial ownership of the Shares, since Brother Pearl Limited is 100% directly owned by Mr. Jian Jun Yu.

Item 1 (a). Name of Issuer:

Landsea Homes Corp.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

1717 McKinney Avenue, Suite 1000

Dallas, TX 75202

Item 2 (a). Name of Person Filing:

i)	Jian Jun Yu

ii)	Brother Pearl Limited

Item 2 (b). Address of Principal Business Office or, if None, Residence:

910-8400 West Road

Richmond, BC

Canada, V6X 1T6

Item 2 (c). Citizenship:

i)	Canadian

ii)	British Virgin Islands

Item 2 (d). Title of Class of Securities:

Common Stock

Item 2 (e). CUSIP Number:

51509P103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940:

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☒	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

3,225,578(1)

(b)	Percent of class:

8.89%(2)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,225,578

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,225,578

(1)	Jian Jun Yu is the 100% owner of Brother Pearl Limited.

(2)	Based on 36,282,883 outstanding shares of Common Stock of the Issuer as of September 30, 2024.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2024
(Date)

/s/ Jian Jun Yu
Jian Jun Yu

BROTHER PEARL LIMITED

By:	/s/ Tsz Loi Chau
Tsz Loi Chau, Director

[Signature Page to Schedule 13G]

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated December 13, 2024